# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Webull Corp, CIK 0001866364
CUSIP: G9572D103
Title of class of securities: Class A Ordinary Shares, par value US$0.00001 per share
Address of issuer's principal executive offices: 200 CARILLON PARKWAY, ST. PETERSBURG, Florida (FL), 33716
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002078669

## Reporting persons
- Tianjin Nuofeng Enterprise Management Consulting Partnership (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); sole voting power 37,594,146; shared voting power 0; sole dispositive power 37,594,146; shared dispositive power 0; aggregate amount beneficially owned 37,594,146 (9.4% of the class)
  Comment: Notes to Rows 5, 7, and 9: Represents 37,594,146 Class A ordinary shares held by Tianjin Nuofeng Enterprise Management Consulting Partnership (Limited Partnership). Its general partner is Gopher Asset Management Co., Ltd., which is wholly owned by Shanghai Noah Investment Management Co., Ltd. Mr. Zhe Yin serves as Executive Director of Shanghai Noah Investment Management Co. and shares voting and investment control over the shares held by Tianjin Nuofeng Enterprise Management Consulting Partnership (Limited Partnership).
  Note to Row 11: Represents 9.4% of the issuer's total outstanding Class A ordinary shares, and 7.8% of the issuer's total outstanding ordinary shares. See Item 4.
- Gopher Asset Management Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 37,594,146; shared voting power 0; sole dispositive power 37,594,146; shared dispositive power 0; aggregate amount beneficially owned 37,594,146 (9.4% of the class)
  Comment: Notes to Rows 5, 7, and 9: Represents 37,594,146 Class A ordinary shares held by Tianjin Nuofeng Enterprise Management Consulting Partnership (Limited Partnership). Its general partner is Gopher Asset Management Co., Ltd., which is wholly owned by Shanghai Noah Investment Management Co., Ltd. Mr. Zhe Yin serves as Executive Director of Shanghai Noah Investment Management Co. and shares voting and investment control over the shares held by Tianjin Nuofeng Enterprise Management Consulting Partnership (Limited Partnership).
  Note to Row 11: Represents 9.4% of the issuer's total outstanding Class A ordinary shares, and 7.8% of the issuer's total outstanding ordinary shares. See Item 4.
- Shanghai Noah Investment Management Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 37,594,146; shared voting power 0; sole dispositive power 37,594,146; shared dispositive power 0; aggregate amount beneficially owned 37,594,146 (9.4% of the class)
  Comment: Notes to Rows 5, 7, and 9: Represents 37,594,146 Class A ordinary shares held by Tianjin Nuofeng Enterprise Management Consulting Partnership (Limited Partnership). Its general partner is Gopher Asset Management Co., Ltd., which is wholly owned by Shanghai Noah Investment Management Co., Ltd. Mr. Zhe Yin serves as Executive Director of Shanghai Noah Investment Management Co. and shares voting and investment control over the shares held by Tianjin Nuofeng Enterprise Management Consulting Partnership (Limited Partnership).
  Note to Row 11: Represents 9.4% of the issuer's total outstanding Class A ordinary shares, and 7.8% of the issuer's total outstanding ordinary shares. See Item 4.
- Zhe Yin: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 37,594,146; sole dispositive power 0; shared dispositive power 37,594,146; aggregate amount beneficially owned 37,594,146 (9.4% of the class)
  Comment: Notes to Rows 5, 7, and 9: Represents 37,594,146 Class A ordinary shares held by Tianjin Nuofeng Enterprise Management Consulting Partnership (Limited Partnership). Its general partner is Gopher Asset Management Co., Ltd., which is wholly owned by Shanghai Noah Investment Management Co., Ltd. Mr. Zhe Yin serves as Executive Director of Shanghai Noah Investment Management Co. and shares voting and investment control over the shares held by Tianjin Nuofeng Enterprise Management Consulting Partnership (Limited Partnership).
  Note to Row 11: Represents 9.4% of the issuer's total outstanding Class A ordinary shares, and 7.8% of the issuer's total outstanding ordinary shares. See Item 4.

## Item 1. Issuer
Name of issuer: Webull Corp
Address of issuer's principal executive offices: 200 CARILLON PARKWAY, ST. PETERSBURG, FLORIDA, 33716.

## Item 2. Person Filing
Name of person filing:
Tianjin Nuofeng Enterprise Management Consulting Partnership (Limited Partnership)
Gopher Asset Management Co., Ltd.
Shanghai Noah Investment Management Co., Ltd.
Zhe Yin
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is Noah Wealth Center, No. 1226, South Shenbin Road, Minhang District, Shanghai, China
Citizenship:
Tianjin Nuofeng Enterprise Management Consulting Partnership (Limited Partnership): China
Gopher Asset Management Co., Ltd.: China
Shanghai Noah Investment Management Co., Ltd.: China
Zhe Yin: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference. The percentage of the total outstanding Class A ordinary shares is calculated based on the 401,758,855 Class A ordinary shares outstanding as reported in the Issuer's final prospectus for the registration statement on Form F-1 filed with the SEC on July 23, 2025. The percentage of the total outstanding ordinary shares is calculated based on the 484,746,871 outstanding ordinary shares as a single class, being the sum of 401,758,855 Class A ordinary shares and 82,988,016 Class B ordinary shares outstanding as reported in the Issuer's final prospectus for the registration statement on Form F-1 filed with the SEC on July 23, 2025.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A* - Joint Filing Agreement dated August 12, 2025 by and among the Reporting Persons.

## Signatures
- Tianjin Nuofeng Enterprise Management Consulting Partnership (Limited Partnership): /s/ Zhe Yin, Director (08/12/2025)
- Gopher Asset Management Co., Ltd.: /s/ Zhe Yin, Director (08/12/2025)
- Shanghai Noah Investment Management Co., Ltd.: /s/ Zhe Yin, Executive Director (08/12/2025)
- Zhe Yin: /s/ Zhe Yin, Zhe Yin (08/12/2025)